May 20, 2009

Mr. Kevin E. Grant
Chief Executive Officer
Cypress Sharpridge Investments, Inc.
65 East 55th Street
New York, NY 10022

      Re: **Cypress Sharpridge Investments, Inc.**
                Amendment No. 13 to Registration Statement on Form S-11
                Filed May 8, 2009
                File No. 333-142236

Dear Mr. Grant:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Internalization Plans, page 89

1.   Please expand your disclosure throughout the filing to clarify how the acquisition of your manager will be accounted for. Refer to paragraphs B15 and A78 and following of SFAS 141R. Since this represents a probable acquisition, clarify the consideration you gave to including the historical financial statements for the manager under Rule 3-05 of Regulation S-X and the pro forma financial statements giving effect to the acquisition under Article 11 of Regulation S-X. In addition, clarify the consideration given to discussing in MD&A the effect on operating expenses of being internally versus externally managed.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Daniel M. LeBay, Esq.
        S. Gregory Cope, Esq.
        Hunton & Williams LLP
        Via facsimile (804) 788-8218